Exhibit 99.3

Cameco Corporation

2025 condensed consolidated interim financial statements

(unaudited)

July 30, 2025

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Revenue from products and services	11	$877,016	$598,458	$1,666,448	$1,232,003
Cost of products and services sold		533,454	361,280	992,147	764,837
Depreciation and amortization		86,472	61,858	147,073	105,025

Cost of sales		619,926	423,138	1,139,220	869,862

Gross profit		257,090	175,320	527,228	362,141
Administration		96,436	65,705	155,256	125,513
Exploration		6,044	2,703	13,932	10,063
Research and development		(708)	7,879	13,274	17,199
Other operating income	9	(10,646)	(3,008)	(9,227)	(19,787)
Loss on disposal of assets		13	42	2,230	412

Earnings from operations		165,951	101,999	351,763	228,741
Finance costs	12	(26,977)	(43,383)	(57,075)	(81,527)
Gain (loss) on derivatives	17	147,732	(18,762)	138,804	(60,040)
Finance income		5,407	7,887	9,096	14,209
Share of earnings (loss) from equity-accounted investees	6	188,421	1,037	161,570	(45,309)
Foreign exchange gains (losses)		(88,946)	5,254	(89,817)	21,859
Other income (expense)		382	—	787	(3)

Earnings before income taxes		391,970	54,032	515,128	77,930
Income tax expense	13	71,085	18,024	124,490	48,984

Net earnings		320,885	36,008	390,638	28,946

Net earnings (loss) attributable to:
Equity holders		$320,888	$36,010	$390,653	$28,953
Non-controlling interest		(3)	(2)	(15)	(7)

Net earnings		$320,885	$36,008	$390,638	$28,946

Earnings per common share attributable to equity holders:
Basic	14	$0.74	$0.08	$0.90	$0.07

Diluted	14	$0.74	$0.08	$0.90	$0.07

See accompanying notes to condensed consolidated interim financial statements.

2 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Six months ended
($Cdn thousands)	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Net earnings	$320,885	$36,008	$390,638	$28,946
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability - equity-accounted investee[1]	—	—	(37)	(31)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(121,605)	24,365	(105,649)	62,563
Gains (losses) on derivatives designated as cash flow hedges - equity-accounted investee[2]	(29,346)	11,432	(42,015)	15,381
Exchange differences on translation of foreign operations - equity-accounted investee	76,333	(5,113)	136,987	(17,266)

Other comprehensive income (loss), net of taxes	(74,618)	30,684	(10,714)	60,647

Total comprehensive income	$246,267	$66,692	379,924	89,593

Other comprehensive income (loss) attributable to:
Equity holders	$(74,617)	$30,684	$(10,713)	$60,647
Non-controlling interest	(1)	—	(1)	—

Other comprehensive income (loss)	$(74,618)	$30,684	$(10,714)	$60,647

Total comprehensive income (loss) attributable to:
Equity holders	$246,271	$66,694	$379,940	$89,600
Non-controlling interest	(4)	(2)	(16)	(7)

Total comprehensive income	$246,267	$66,692	$379,924	$89,593

[1]	Net of tax (Q2 2025 - $0; 2025 - $13)
[2]	Net of tax (Q2 2025 - $7,421; 2025 - $11,994)

See accompanying notes to condensed consolidated interim financial statements.

2025 SECOND QUARTER REPORT 3

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/25	Dec 31/24
Assets
Current assets
Cash and cash equivalents		$716,292	$600,462
Accounts receivable		291,100	346,800
Current tax assets		23,351	2,579
Inventories	4	586,635	826,863
Supplies and prepaid expenses		147,527	145,390
Current portion of long-term receivables, investments and other	5	37,057	1,093

Total current assets		1,801,962	1,923,187

Property, plant and equipment		3,260,169	3,286,515
Intangible assets		37,815	39,822
Long-term receivables, investments and other	5	659,550	595,896
Investment in equity-accounted investees	6	3,106,734	3,218,456
Deferred tax assets		715,326	843,131

Total non-current assets		7,779,594	7,983,820

Total assets		$9,581,556	$9,907,007

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		434,871	619,035
Current tax liabilities		500	21,225
Current portion of long-term debt	7	—	285,707
Current portion of other liabilities	8	127,479	221,820
Current portion of provisions	9	46,044	37,974

Total current liabilities		608,894	1,185,761

Long-term debt	7	995,965	995,583
Other liabilities	8	281,477	363,497
Provisions	9	953,737	997,833

Total non-current liabilities		2,231,179	2,356,913

Shareholders’ equity
Share capital	10	2,936,816	2,935,367
Contributed surplus		206,553	210,784
Retained earnings		3,489,888	3,099,264
Other components of equity		108,216	118,892

Total shareholders’ equity attributable to equity holders		6,741,473	6,364,307
Non-controlling interest		10	26

Total shareholders’ equity		6,741,483	6,364,333

Total liabilities and shareholders’ equity		$9,581,556	$9,907,007

Commitments and contingencies [notes 9, 13]

See accompanying notes to condensed consolidated interim financial statements.

4 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2025	$2,935,367	$210,784	$3,099,264	$104,245	$15,395	$(748)	$6,364,307	$26	$6,364,333
Net earnings (loss)	—	—	390,653	—	—	—	390,653	(15)	390,638
Other comprehensive income (loss)	—	—	(37)	31,339	(42,015)	—	(10,713)	(1)	(10,714)

Total comprehensive income (loss) for the period	—	—	390,616	31,339	(42,015)	—	379,940	(16)	379,924

Share-based compensation	—	4,451	—	—	—	—	4,451	—	4,451
Stock options exercised	1,449	(352)	—	—	—	—	1,097	—	1,097
Restricted share units settled	—	(8,330)	—	—	—	—	(8,330)	—	(8,330)
Dividends	—	—	8	—	—	—	8	—	8

Balance at June 30, 2025	$2,936,816	$206,553	$3,489,888	$135,584	$(26,620)	$(748)	$6,741,473	$10	$6,741,483

Balance at January 1, 2024	$2,914,165	$215,679	$2,979,743	$(18,040)	$3,506	$(748)	$6,094,305	$4	$6,094,309
Net earnings (loss)	—	—	28,953	—	—	—	28,953	(7)	28,946
Other comprehensive income (loss)	—	—	(31)	45,297	15,381	—	60,647	—	60,647

Total comprehensive income (loss) for the period	—	—	28,922	45,297	15,381	—	89,600	(7)	89,593

Share-based compensation	—	3,004	—	—	—	—	3,004	—	3,004
Stock options exercised	18,631	(3,925)	—	—	—	—	14,706	—	14,706
Restricted share units settled	—	(7,124)	—	—	—	—	(7,124)	—	(7,124)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	31	31

Balance at June 30, 2024	$2,932,796	$207,634	$3,008,665	$27,257	$18,887	$(748)	$6,194,491	$28	$6,194,519

See accompanying notes to condensed consolidated interim financial statements.

2025 SECOND QUARTER REPORT 5

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Six months ended
($Cdn thousands)		Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Operating activities
Net earnings		$320,885	$36,008	$390,638	$28,946
Adjustments for:
Depreciation and amortization		86,472	61,858	147,073	105,025
Deferred revenue		31,524	68,412	(16,925)	44,130
Unrealized loss (gain) on derivatives		(163,537)	12,510	(176,550)	47,154
Share-based compensation	16	2,383	1,716	4,451	3,004
Loss on disposal of assets		13	42	2,230	412
Finance costs	12	26,977	43,383	57,075	81,527
Finance income		(5,407)	(7,886)	(9,096)	(14,209)
Share of loss (earnings) in equity-accounted investees		(188,421)	(1,037)	(161,570)	45,309
Foreign exchange losses (gains)		88,946	(5,254)	89,817	(21,859)
Other operating income	9	(10,646)	(3,008)	(9,227)	(19,787)
Other expense (income)		(382)	—	(787)	3
Income tax expense	13	71,085	18,024	124,490	48,984
Interest received		5,407	7,886	9,096	14,209
Income taxes paid		(19,263)	(21,620)	(71,053)	(33,503)
Dividends from equity-accounted investees		136,970	185,447	206,717	185,447
Other operating items	15	82,194	(136,405)	(10,988)	(191,559)

Net cash provided by operations		465,200	260,076	575,391	323,233

Investing activities
Additions to property, plant and equipment		(74,923)	(46,880)	(131,381)	(86,899)
Decrease (increase) in long-term receivables, investments and other		931	7,003	(23)	7,003
Proceeds from sale of property, plant and equipment		56	48	79	48

Net cash used in investing		(73,936)	(39,829)	(131,325)	(79,848)

Financing activities
Increase in debt		—	497,325	—	497,325
Decrease in debt		—	(636,690)	(285,240)	(904,990)
Interest paid		(21,368)	(48,360)	(27,251)	(50,883)
Lease principal payments		(1,129)	(378)	(1,730)	(790)
Proceeds from issuance of shares, stock option plan		1,023	14,215	1,097	14,706
Dividends returned		18	—	8	—

Net cash used in financing		(21,456)	(173,888)	(313,116)	(444,632)

Increase (decrease) in cash and cash equivalents, during the period		369,808	46,359	130,950	(201,247)
Exchange rate changes on foreign currency cash balances		(14,968)	(7,959)	(15,120)	(3,945)
Cash and cash equivalents, beginning of period		361,452	323,217	600,462	566,809

Cash and cash equivalents, end of period		$716,292	$361,617	$716,292	$361,617

Cash and cash equivalents is comprised of:
Cash				452,444	232,647
Cash equivalents				263,848	128,970

Cash and cash equivalents				$716,292	$361,617

See accompanying notes to condensed consolidated interim financial statements.

6 CAMECO CORPORATION

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2025 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world’s largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 6).

Cameco has two operating mines, Cigar Lake and McArthur River as well as a mill at Key Lake. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 18 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Material accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 30, 2025.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

2025 SECOND QUARTER REPORT 7

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2024, consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

In August 2023, the International Accounting Standards Board (IASB) amended IAS 21 The Effects of Changes in Foreign Exchange Rates, requiring companies to assess whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendment became effective on January 1, 2025, but it did not have an effect on the Company’s financial statements.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended June 30, 2025 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the standards and amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on disclosures is described below.

i.	Financial statement presentation

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Cameco has not yet determined the impact of this standard on its disclosures.

8 CAMECO CORPORATION

4.	Inventories

	Jun 30/25	Dec 31/24
Uranium
Concentrate	$363,624	$651,901
Broken ore	63,186	27,892

	426,810	679,793
Fuel services	158,841	146,612
Other	984	458

Total	$586,635	$826,863

Cameco expensed $532,691,000 of inventory as cost of sales during the second quarter of 2025 (2024 - $374,113,000). For the six months ended June 30, 2025, Cameco expensed $1,005,183,000 of inventory as cost of sales (2024 - $778,411,000).

5.	Long-term receivables, investments and other

	Jun 30/25	Dec 31/24
Deferred charges	$20,683	$—
Derivatives [note 17]	45,232	103
Investment tax credits	97,186	96,199
Amounts receivable related to tax dispute [note 13](a)	209,125	209,125
Income tax receivable(b)	32,804	—
Product loan(c)	288,294	288,294
Other	3,283	3,268

	696,607	596,989
Less current portion	(37,057)	(1,093)

Net	$659,550	$595,896

(a)

Cameco is required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b)	As a result of Cameco’s dispute with CRA, Cameco has drawn down the tax pools available to us and we were required to remit cash tax for the 2024 taxation year. Cameco expects to recover this amount.
(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at June 30, 2025, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2024 - 3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate during 2022 and 2023. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 conversion supply drawn by December 31, 2035.

As at June 30, 2025, 3,600,000 pounds of U3O8 (December 31, 2024 - 3,600,000 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2024 - 1,148,200 kgU) were drawn on the loans. The values of the loans are recorded at Cameco’s weighted average cost of inventory at the time the loans were drawn.

2025 SECOND QUARTER REPORT 9

6.	Equity-accounted investees

	Jun 30/25	Dec 31/24
Interest in Westinghouse	$2,863,715	$2,931,746
Interest in JV Inkai	243,019	286,710
Interest in Global Laser Enrichment (GLE)	—	—

	$3,106,734	$3,218,456

A.	Joint ventures

i.	Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive loss of Westinghouse (100%):

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Revenue from products and services	$2,109,170	$1,366,594	$3,679,627	$2,704,398
Cost of products and services sold	(1,185,247)	(971,329)	(2,358,325)	(2,027,098)
Depreciation and amortization	(194,566)	(180,763)	(391,176)	(353,612)
Marketing, administrative and general expenses	(216,046)	(180,684)	(427,285)	(410,699)
Finance income	1,825	1,618	2,701	5,557
Finance costs	(103,939)	(110,813)	(203,871)	(241,665)
Other expense	(60,822)	(41,803)	(112,724)	(122,385)
Income tax recovery (expense)	(93,359)	21,831	(58,564)	98,163

Net earnings (loss)	$257,016	$(95,349)	$130,383	$(347,341)
Other comprehensive income (loss)	95,892	12,895	193,745	(3,910)

Total comprehensive income (loss)	$352,908	$(82,454)	$324,128	$(351,251)

10 CAMECO CORPORATION

The following table summarizes the financial information of Westinghouse (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Jun 30/25	Dec 31/24
Cash and cash equivalents	$457,908	$255,589
Other current assets	3,214,548	2,737,164
Intangible assets	7,320,707	7,821,802
Goodwill	1,655,721	1,698,174
Non-current assets	3,030,926	3,113,031
Current portion of long-term debt	(40,089)	(44,576)
Other current liabilities	(3,152,791)	(2,751,396)
Long-term debt	(4,643,723)	(4,924,398)
Other non-current liabilities	(2,144,832)	(2,078,688)

Net assets	5,698,375	5,826,702
Net assets attributable to non-controlling interest	(25,842)	(25,127)

Net assets attributable to shareholders	5,672,533	5,801,575
Cameco’s share of net assets attributable to shareholders (49%)	2,779,541	2,842,772
Acquisition costs(a)	83,896	83,896
Impact of foreign exchange on acquisition costs(a)	278	5,078

Carrying amount of interest in Westinghouse	$2,863,715	$2,931,746

(a)	Cameco incurred acquisition costs that were denominated in US dollars. This amount was included in the cost of the investment and is remeasured every period.

ii.	Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with Silex Systems Limited over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

B.	Associate

i.	JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

2025 SECOND QUARTER REPORT 11

The following tables summarize the total comprehensive earnings of JV Inkai (100%):

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Revenue from products and services	$157,091	$90,779	$157,900	$404,643
Cost of products and services sold	(39,558)	(25,524)	(39,620)	(63,948)
Depreciation and amortization	(11,223)	(5,890)	(11,244)	(26,290)
Finance income	1,418	1,085	3,504	1,647
Finance costs	(133)	(87)	(269)	(359)
Other income (expense)	3,696	5,134	(11,814)	(10,178)
Income tax expense	(18,688)	(11,653)	(19,613)	(61,110)

Net earnings from continuing operations	$92,603	$53,844	$78,844	$244,405
Other comprehensive income	—	—	—	—

Total comprehensive income	$92,603	$53,844	$78,844	$244,405

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Jun 30/25	Dec 31/24
Cash and cash equivalents	$61,406	$47,282
Other current assets	432,869	694,041
Non-current assets	301,561	307,801
Current liabilities	(53,849)	(42,368)
Non-current liabilities	(23,365)	(27,802)

Net assets	718,622	978,954
Cameco’s share of net assets (40%)	287,449	391,582
Consolidating adjustments(a)	(25,547)	(93,365)
Fair value increment(b)	77,352	77,992
Dividends declared but not received	7,209	9,760
Dividends in excess of ownership percentage(c)	(109,064)	(107,179)
Impact of foreign exchange	5,620	7,920

Carrying amount of interest in JV Inkai	$243,019	$286,710

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit, recognize deferred profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

12 CAMECO CORPORATION

7.	Long-term debt

	Jun 30/25	Dec 31/24
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	$99,405	$99,395
Series H - 2.95% debentures due October 21, 2027	399,119	398,936
Series I - 4.94% debentures due May 24, 2031	497,441	497,252
Term loans	—	285,707

	995,965	1,281,290
Less current portion	—	(285,707)

Total	$995,965	$995,583

On November 7, 2023, the Company utilized a term loan for $600,000,000 (US) to finance the 49% acquisition of Westinghouse. The term loan consisted of two $300,000,000 (US) tranches. The first tranche had a floating interest rate of SOFR plus 1.80% and was to mature on November 7, 2025. The second tranche had a floating interest rate of SOFR plus 2.05% and was set to mature on November 7, 2026. The second tranche was fully repaid on June 10, 2024. On September 9, 2024, Cameco repaid $100,000,000 (US) of the first tranche. The remaining $200,000,000 (US) was repaid on January 13, 2025.

8.	Other liabilities

	Jun 30/25	Dec 31/24
Deferred sales	$89,633	$106,569
Derivatives [note 17]	12,188	143,609
Accrued pension and post-retirement benefit liability	81,169	78,674
Lease obligation [note 17]	11,379	9,839
Product loans(a)	142,240	177,623
Sales contracts	2,553	4,304
Other	69,794	64,699

	408,956	585,317
Less current portion	(127,479)	(221,820)

Net	$281,477	$363,497

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2,000,000 kgU of UF6 conversion services and 5,680,000 pounds of U3O8 by September 30, 2027 with repayment in kind up to December 31, 2027. Under the facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. At June 30, 2025, we have 1,490,000 kgU of UF6 conversion services (December 31, 2024 - 1,567,000 kgU) drawn on the loans with repayment in the following years:

	2025	2026	2027	Total
kgU of UF6	293,000	1,197,000	—	1,490,000

We also have 2,462,000 pounds of U3O8 (December 31, 2024 - 2,506,000 pounds) drawn with repayment in the following years:

2025 SECOND QUARTER REPORT 13

	2025	2026	2027	Total
lbs of U3O8	630,000	1,832,000	—	2,462,000

The loans are recorded at Cameco’s weighted average cost of inventory.

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,025,039	$10,768	$1,035,807
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(13,307)	—	(13,307)
Recognized in earnings	(9,227)	(337)	(9,564)
Provisions used during the period	(14,249)	(659)	(14,908)
Accretion [note 12]	19,401	164	19,565
Effects of movements in exchange rates	(17,812)	—	(17,812)

End of period	$989,845	$9,936	$999,781

Current	41,557	4,487	46,044
Non-current	948,288	5,449	953,737

	$989,845	$9,936	$999,781

10.	Share capital

At June 30, 2025, there were 435,387,448 common shares outstanding. Options in respect of 184,593 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2025, there were 70,530 options that were exercised resulting in the issuance of shares (2024 - 974,820). For the six months ended June 30, 2025, there were 75,365 options exercised that resulted in the issuance of shares (2024 - 1,004,820).

11.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

14 CAMECO CORPORATION

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended June 30, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$398,890	$120,436	$9,613	$528,939
Europe	164,999	40,556	—	205,555
Asia	141,478	1,044	—	142,522

	$705,367	$162,036	$9,613	$877,016

Contract type
Fixed-price	$209,754	$155,285	$9,613	$374,652
Market-related	495,613	6,751	—	502,364

	$705,367	$162,036	$9,613	$877,016

For the three months ended June 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$235,012	$90,116	$325,128
Europe	112,366	22,635	135,001
Asia	133,222	5,107	138,329

	$480,600	$117,858	$598,458

Contract type
Fixed-price	$199,543	$115,877	$315,420
Market-related	281,057	1,981	283,038

	$480,600	$117,858	$598,458

For the six months ended June 30, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$743,266	$210,960	$45,562	$999,788
Europe	364,051	80,441	—	444,492
Asia	216,874	5,294	—	222,168

	$1,324,191	$296,695	$45,562	$1,666,448

Contract type
Fixed-price	$441,239	$274,223	$45,562	$761,024
Market-related	882,952	22,472	—	905,424

	$1,324,191	$296,695	$45,562	$1,666,448

2025 SECOND QUARTER REPORT 15

For the six months ended June 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$656,929	$151,369	$808,298
Europe	179,497	33,396	212,893
Asia	205,284	5,528	210,812

	$1,041,710	$190,293	$1,232,003

Contract type
Fixed-price	$357,470	$179,491	$536,961
Market-related	684,240	10,802	695,042

	$1,041,710	$190,293	$1,232,003

12.	Finance costs

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Interest on long-term debt	$12,684	$28,870	$28,296	$53,242
Accretion [note 9]	9,704	9,805	19,565	18,578
Other charges	4,589	4,708	9,214	9,707

Total	$26,977	$43,383	$57,075	$81,527

16 CAMECO CORPORATION

13.	Income taxes

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Earnings (loss) before income taxes
Canada	$324,735	$90,221	$524,778	$230,795
Foreign	67,235	(36,189)	(9,650)	(152,865)

	$391,970	$54,032	$515,128	$77,930

Current income taxes (recovery)
Canada	$(2,689)	$6,398	$(5,689)	$17,752
Foreign	434	2,956	2,406	4,401

	$(2,255)	$9,354	$(3,283)	$22,153
Deferred income taxes
Canada	$72,321	$6,538	$125,261	$25,994
Foreign	1,019	2,132	2,512	837

	$73,340	$8,670	$127,773	$26,831

Income tax expense	$71,085	$18,024	$124,490	$48,984

Cameco has recorded $715,326,000 of deferred tax assets (December 31, 2024 - $843,131,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Cameco has operations in countries where the global minimum top-up tax has been enacted or substantively enacted effective January 1, 2024, including: Canada, Australia, Barbados, Germany, Luxembourg, Switzerland and the United Kingdom. The exposure is currently only in Switzerland, as all other constituent entities have effective tax rates higher than 15% or the transitional safe harbour rules are expected to be met. As a result of this exposure, additional income tax expense of $920,000 has been recorded relating to the profits earned in Switzerland (2024 - $1,060,000).

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

2025 SECOND QUARTER REPORT 17

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period.

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Basic earnings per share computation
Net earnings attributable to equity holders	$320,888	$36,010	$390,653	$28,953
Weighted average common shares outstanding	435,331	434,875	435,322	434,530

Basic earnings per common share	$0.74	$0.08	$0.90	$0.07

Diluted earnings per share computation
Net earnings attributable to equity holders	$320,888	$36,010	$390,653	$28,953
Weighted average common shares outstanding	435,331	434,875	435,322	434,530
Dilutive effect of stock options	203	1,077	205	1,077

Weighted average common shares outstanding, assuming dilution	435,534	435,952	435,527	435,607

Diluted earnings per common share	$0.74	$0.08	$0.90	$0.07

15.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Changes in non-cash working capital:
Accounts receivable	$(143,926)	$31,565	$53,390	$284,466
Inventories	158,308	(90,561)	175,266	(151,329)
Supplies and prepaid expenses	4,475	19,359	(2,326)	14,833
Accounts payable and accrued liabilities	88,909	(109,633)	(198,717)	(337,674)
Reclamation payments	(7,396)	(8,301)	(14,908)	(16,109)
Other	(18,176)	21,166	(23,693)	14,254

Other operating items	$82,194	$(136,405)	$(10,988)	$(191,559)

16.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,407,755 shares have been issued. As of June 30, 2025, the total number of stock options held by the participants was 184,593 (December 31, 2024 - 259,958).

B.	Executive performance share unit (PSU)

During the period, the Company granted 183,370 PSUs. The weighted average fair value per unit at the date of issue was $63.70. As of June 30, 2025, the total number of PSUs held by the participants was 583,524 (December 31, 2024 - 636,588).

C.	Restricted share unit (RSU)

During the period, the Company granted 327,867 RSUs. The weighted average fair value per unit at the date of issue was $63.70. As of June 30, 2025, the total number of RSUs held by the participants was 762,811 (December 31, 2024 - 734,000).

18 CAMECO CORPORATION

D.	Deferred share unit (DSU)

During the period, the Company issued 14,060 DSUs. The weighted average fair value per unit at the date of issue was $72.83. As of June 30, 2025, the total number of DSUs held by participating directors was 324,664 (December 31, 2024 - 310,604).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Employee share ownership plan(a)	$1,275	$1,301	$2,673	$2,380
Restricted share unit plan	2,383	1,716	4,451	3,004

Total	$3,658	$3,017	$7,124	$5,384

(a)	The total number of shares purchased in 2025 with Company contributions was 38,551 (2024 - 37,246).

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Performance share unit plan	$11,937	$3,840	$14,515	$7,361
Deferred share unit plan	13,428	4,862	8,852	5,723
Restricted share unit plan	9,532	3,705	7,952	6,515
Phantom stock option plan	1,065	460	541	530
Phantom restricted share unit plan	579	243	504	409

	$36,541	$13,110	$32,364	$20,538

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

2025 SECOND QUARTER REPORT 19

17.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2025

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$716,292	$716,292
Accounts receivable	—	291,100	291,100
Derivative assets [note 5]
Foreign currency contracts	45,232	—	45,232

	45,232	1,007,392	1,052,624

Financial liabilities
Accounts payable and accrued liabilities	—	434,871	434,871
Lease obligation [note 8]	—	11,379	11,379
Derivative liabilities [note 8]
Foreign currency contracts	10,002	—	10,002
Interest rate contracts	2,186	—	2,186
Long-term debt	—	995,965	995,965

	12,188	1,442,215	1,454,403

Net	33,044	(434,823)	(401,779)

At December 31, 2024

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$600,462	$600,462
Accounts receivable	—	346,800	346,800
Derivative assets [note 5]
Foreign currency contracts	103	—	103

	$103	$947,262	$947,365

Financial liabilities
Accounts payable and accrued liabilities	$—	$619,035	$619,035
Current portion of long-term debt	—	285,707	285,707
Lease obligation [note 8]	—	9,839	9,839
Derivative liabilities [note 8]
Foreign currency contracts	140,437	—	140,437
Interest rate contracts	3,172	—	3,172
Long-term debt	—	995,583	995,583

	143,609	1,910,164	2,053,773

Net	$(143,506)	$(962,902)	$(1,106,408)

20 CAMECO CORPORATION

(a)

Cameco has pledged $200,055,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

2025 SECOND QUARTER REPORT 21

The following tables summarize the carrying amounts and level 2 fair values of Cameco’s financial instruments that are measured at fair value:

As at June 30, 2025

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$45,232	$45,232
Derivative liabilities [note 8]
Foreign currency contracts	(10,002)	(10,002)
Interest rate contracts	(2,186)	(2,186)
Long-term debt	(995,965)	(1,055,594)

Net	$(962,921)	$(1,022,550)

As at December 31, 2024

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$103	$103
Current portion of long-term debt	(285,707)	(285,707)
Derivative liabilities [note 8]
Foreign currency contracts	(140,437)	(140,437)
Interest rate contracts	(3,172)	(3,172)
Long-term debt	(995,583)	(1,058,055)

Net	$(1,424,796)	$(1,487,268)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s unsecured debentures is determined using quoted market yields as of the reporting date, which ranged from 2.6% to 3.5% (2024 - 3.1% to 4.9%). The fair value of the floating rate term loan is equal to its carrying value.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

22 CAMECO CORPORATION

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/25	Dec 31/24
Non-hedge derivatives:
Foreign currency contracts	$35,230	$(140,334)
Interest rate contracts	(2,186)	(3,172)

Net	$33,044	$(143,506)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$16,344	$68
Long-term receivables, investments and other [note 5]	28,888	35
Current portion of other liabilities [note 8]	(10,641)	(83,890)
Other liabilities [note 8]	(1,547)	(59,719)

Net	$33,044	$(143,506)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings:

	Three months ended		Six months ended
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Non-hedge derivatives:
Foreign currency contracts	$148,067	$(18,667)	$138,581	$(58,542)
Interest rate contracts	(335)	(95)	223	(1,498)

Net	$147,732	$(18,762)	$138,804	$(60,040)

18.	Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The uranium segment also includes our share of earnings from our equity-accounted investee, JV Inkai (see note 6). The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 6). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $27,768,000 of care and maintenance costs during the second quarter of 2025 (2024 - $11,855,000). For the six months ended June 30, 2025, Cameco expensed $41,478,000 (2024 - $24,233,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of material accounting policies.

2025 SECOND QUARTER REPORT 23

Business segments

For the three months ended June 30, 2025

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$705,367	$162,036	$1,033,493	$(1,033,493)	$9,613	$877,016
Expenses
Cost of products and services sold	417,081	106,847	580,771	(580,771)	9,526	533,454
Depreciation and amortization	71,347	13,478	95,337	(95,337)	1,647	86,472

Cost of sales	488,428	120,325	676,108	(676,108)	11,173	619,926

Gross profit (loss)	216,939	41,711	357,385	(357,385)	(1,560)	257,090
Administration	—	—	105,863	(105,863)	96,436	96,436
Exploration	6,044	—	—	—	—	6,044
Research and development	—	—	—	—	(708)	(708)
Other operating income	(8,006)	(2,640)	—	—	—	(10,646)
Loss on disposal of assets	13	—	—	—	—	13
Finance costs	—	—	50,930	(50,930)	26,977	26,977
Gain on derivatives	—	—	—	—	(147,732)	(147,732)
Finance income	—	—	(894)	894	(5,407)	(5,407)
Share of earnings from equity-accounted investees	(62,482)	—	—	(125,939)	—	(188,421)
Foreign exchange losses	—	—	—	—	88,946	88,946
Other expense (income)	—	—	29,803	(29,803)	(382)	(382)

Earnings (loss) before income taxes	281,370	44,351	171,683	(45,744)	(59,690)	391,970
Income tax expense						71,085

Net earnings						$320,885

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

24 CAMECO CORPORATION

For the three months ended June 30, 2024

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$480,600	$117,858	$669,631	$(669,631)	$—	$598,458
Expenses
Cost of products and services sold	284,660	76,620	475,951	(475,951)	—	361,280
Depreciation and amortization	51,520	9,008	88,574	(88,574)	1,330	61,858

Cost of sales	336,180	85,628	564,525	(564,525)	1,330	423,138

Gross profit (loss)	144,420	32,230	105,106	(105,106)	(1,330)	175,320
Administration	—	—	88,535	(88,535)	65,705	65,705
Exploration	2,703	—	—	—	—	2,703
Research and development	—	—	—	—	7,879	7,879
Other operating income	(2,220)	(788)	—	—	—	(3,008)
Gain (loss) on disposal of assets	47	(5)	—	—	—	42
Finance costs	—	—	54,298	(54,298)	43,383	43,383
Loss on derivatives	—	—	—	—	18,762	18,762
Finance income	—	—	(793)	793	(7,887)	(7,887)
Share of loss (earnings) from equity-accounted investees	(47,758)	—	—	46,721	—	(1,037)
Foreign exchange gains	—	—	—	—	(5,254)	(5,254)
Other expense	—	—	20,483	(20,483)	—	—

Earnings (loss) before income taxes	191,648	33,023	(57,417)	10,696	(123,918)	54,032
Income tax expense						18,024

Net earnings						$36,008

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

2025 SECOND QUARTER REPORT 25

For the six months ended June 30, 2025

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$1,324,191	$296,695	$1,803,017	(1,803,017)	$45,562	$1,666,448
Expenses
Cost of products and services sold	781,105	166,135	1,155,579	(1,155,579)	44,907	992,147
Depreciation and amortization	122,794	20,436	191,676	(191,676)	3,843	147,073

Cost of sales	903,899	186,571	1,347,255	(1,347,255)	48,750	1,139,220

Gross profit (loss)	420,292	110,124	455,762	(455,762)	(3,188)	527,228
Administration	—	—	209,370	(209,370)	155,256	155,256
Exploration	13,932	—	—	—	—	13,932
Research and development	—	—	—	—	13,274	13,274
Other operating income	(6,724)	(2,503)	—	—	—	(9,227)
Loss on disposal of assets	2,064	166	—	—	—	2,230
Finance costs	—	—	99,897	(99,897)	57,075	57,075
Gain on derivatives	—	—	—	—	(138,804)	(138,804)
Finance income	—	—	(1,323)	1,323	(9,096)	(9,096)
Share of earnings from equity-accounted investees	(97,683)	—	—	(63,887)	—	(161,570)
Foreign exchange losses	—	—	—	—	89,817	89,817
Other expense (income)	—	—	55,235	(55,235)	(787)	(787)

Earnings (loss) before income taxes	508,703	112,461	92,583	(28,696)	(169,923)	515,128
Income tax expense						124,490

Net earnings						$390,638

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

26 CAMECO CORPORATION

For the six months ended June 30, 2024

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$1,041,710	$190,293	$1,325,155	$(1,325,155)	$—	$1,232,003
Expenses
Cost of products and services sold	640,520	125,023	993,278	(993,278)	(706)	764,837
Depreciation and amortization	88,235	14,328	173,270	(173,270)	2,462	105,025

Cost of sales	728,755	139,351	1,166,548	(1,166,548)	1,756	869,862

Gross profit (loss)	312,955	50,942	158,607	(158,607)	(1,756)	362,141
Administration	—	—	201,242	(201,242)	125,513	125,513
Exploration	10,063	—	—	—	—	10,063
Research and development	—	—	—	—	17,199	17,199
Other operating income	(17,112)	(2,675)	—	—	—	(19,787)
Loss on disposal of assets	272	140	—	—	—	412
Finance costs	—	—	118,416	(118,416)	81,527	81,527
Loss on derivatives	—	—	—	—	60,040	60,040
Finance income	—	—	(2,723)	2,723	(14,209)	(14,209)
Share of loss (earnings) from equity-accounted investees	(124,888)	—	—	170,197	—	45,309
Foreign exchange gains	—	—	—	—	(21,859)	(21,859)
Other expense	—	—	59,969	(59,969)	3	3

Earnings (loss) before income taxes	444,620	53,477	(218,297)	48,100	(249,970)	77,930
Income tax expense						48,984

Net earnings						$28,946

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

19.	Related parties

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region, where the president of several of these suppliers is a member of the board of directors. During the quarter ended June 30, 2025, Cameco paid these suppliers $19,011,000 for construction and contracting services (2024 - $20,420,000). During the six months ended June 30, 2025, Cameco paid these suppliers $42,599,000 (2024 - $46,408,000). The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $1,175,000 at the reporting date (December 31, 2024 - $1,156,000).

2025 SECOND QUARTER REPORT 27

Other related party transactions

	Transaction value		Transaction value		Balance outstanding
	Three months ended		Six months ended		as at
	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24	Jun 30/25	Jun 30/24
Joint venture
Sales revenue(a)	$82	$—	$69,656	$45,182	$—	$—
Fuel storage and handling(a)	1	1	1	25	—	—
Deferred sales(a)					68,943
Dividend received(a)	—	—	69,747	—	—	—
Associate
Product purchases(b)	—	—	—	145,784	—	—
Dividends received(b)	136,970	185,447	136,970	185,447	—	—

(a)

Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are in the normal course of business and were accounted for at the exchange amount. Cash dividends are also received from Westinghouse.

(b)

Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are based on the prevailing uranium spot price less a 5% discount with extended payment terms. Cash dividends are also received from JV Inkai.

28 CAMECO CORPORATION